Exhibit 5

SUBSCRIPTION AGREEMENT

TO:	Grown Rogue International Inc. (the “Issuer”)

FROM:	Cannabis Growth Opportunity Corporation (Subscriber Name)

RE:	Purchase of Units of the Issuer

REFERENCE DATE:	February 10, 2020

THIS DOCUMENT CONTAINS A NUMBER OF FORMS REQUIRED BY SECURITIES LEGISLATION AND POLICY, SOME OF WHICH YOU MUST COMPLETE AND OTHERS NOT DEPENDING ON SEVERAL FACTORS. PLEASE READ THE FOLLOWING GUIDE CAREFULLY AS IT WILL ASSIST YOU IN COMPLETING THIS SUBSCRIPTION AGREEMENT CORRECTLY.

STEP 1	All Subscribers must complete “Information Regarding the Subscriber” appearing on page 3.

STEP 2	All Subscribers must complete the Registration and Delivery Instructions on page 19 if their Units are to be registered or delivered differently from your name and address on page 18.

STEP 3	All Subscribers must enter the number of Units they are purchasing, and their name, address, telephone number and email address and sign this document on the execution page on 20.

STEP 4	If you are a Subscriber resident in Canada and are an “Accredited Investor” as defined in National Instrument 45-106 or Securities Act (Ontario) (generally a high net worth or high income investor), you must complete and sign Schedule A – “Accredited Investor Certificate” and the Appendix 2 attached to Schedule A if you are an individual.

STEP 5	If you are a resident in an International Jurisdiction other than in the United States, please review Section 7 for an exemption available to you. Please complete and sign Schedule A – “Accredited Investor Certificate” if you are an “Accredited Investor” and the Appendix 2 attached to Schedule A if you are an individual.

STEP 6	Subscribers resident in Canada, and who are not “Accredited Investors” but who are officers, directors, employees, family, close friends or business associates thereof, must complete and sign Schedule B – “Family, Friends and Business Associates Certifications” and those in Ontario must also complete Appendix 1 attached to the Schedule B.

GROWN ROGUE INTERNATIONAL INC. IS A “REPORTING ISSUER” UNDER THE SECURITIES LAWS OF BRITISH COLUMBIA, AND ONTARIO. THE ISSUER’S COMMON SHARES TRADE ON THE CANADIAN SECURITIES EXCHANGE (THE “EXCHANGE”).

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE CLOSING DATE.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED AND SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR BY OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S PROMULGATED UNDER THE U.S. SECURITIES ACT) WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

DELIVERY OF DOCUMENTS AND METHODS OF PAYMENT

A completed and executed copy of this Subscription Agreement, including all applicable Schedules and Appendices thereto, together with the aggregate Subscription Price payable by (i) bank draft or certified cheque made payable to “Grown Rogue International Inc.” or as directed by the Issuer or (ii) by wire transfer pursuant to instructions provided by the Issuer.

Grown Rogue International Inc.

340 Richmond Street West

Toronto, Ontario M5V 1X2

Attn: J. Obie Strickler (obie@grownrogue.com, (503) 765-8108)

INFORMATION REGARDING THE SUBSCRIBER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1.	Security Holdings. Prior to giving effect to the securities being subscribed for under this Subscription Agreement, the Subscriber and all persons acting jointly and in concert with the Subscriber currently own, directly or indirectly, or exercise control or direction over (provide additional detail as applicable):

☐	________________ common shares of Grown Rogue International Inc. (the “Issuer”) and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Subscriber to acquire additional common shares or other kinds of shares of the Issuer:

☒	No shares of the Issuer or securities convertible into shares of the Issuer.

2.	Insider Status. The Subscriber either:
☐	Is an “insider” of the Issuer by virtue of being:
(a)	a director or senior officer of the Issuer;
(b)	a director or senior officer of a company that is an Insider or subsidiary of the Issuer;
(c)	a person that beneficially owns or controls, directly or indirectly, voting shares of the Issuer carrying more than 10% of the voting rights attached to all the Issuer’s outstanding voting shares;
(d)	the Issuer itself if it holds any of its own securities; or
(e)	a person designated as an insider in an order made by the Ontario Securities Commission under Securities Act (Ontario).

☒	Is not an Insider of the Issuer.

3.	Related Entity.

☒	The subscriber is not a Related Entity of the Issuer. Related Entity means, in respect of a CSE Issuer:
(a)	a person
(i)	that is an affiliated entity of the Issuer;
(ii)	of which the Issuer is a control block holder;
(b)	a management company or a distribution company of a mutual fund that is a CSE Issuer; or
(c)	a management company or other company that operates a trust or partnership that is a CSE Issuer.

☐	The subscriber is a Related Entity of the Issuer.

4.	Related Person.

☒	The Subscriber is not a Related Person. Related Person means, in respect of a CSE Issuer:
(a)	a Related Entity of the Issuer;
(b)	a partner, director or officer of the Issuer or Related Entity;
(c)	a promoter of or person who performs Investor Relations Activities for the Issuer or Related Entity;
(d)	any person that beneficially owns, either directly or indirectly, or exercises voting control or direction over at least 10% of the total voting rights attached to all voting securities of the Issuer or Related Entity; and
(e)	such other person as may be designated from time to time by CSE.

☐	The Subscriber is a Related Person.

5.	Registrant status. The Subscriber either:
☐	is a person registered or required to be registered under the Securities Act (Ontario);
☒	is not a person registered or required to be registered under the Securities Act (Ontario).

Re:	Purchase of Units Exempt from Prospectus Requirements

1.	Definitions

1.1	(a) “Accredited Investor” means a Subscriber resident in Canada who is an accredited investor as defined in Section 1.1 of NI 45-106 or under the Securities Act (Ontario) if the Subscriber is a resident in Ontario;

(b) “Applicable Securities Laws” means the securities legislation having application and the rules, policies, notices and orders issued by applicable securities regulatory authorities, including the Exchange, having application over this Offering and the Issuer in the Qualifying Jurisdictions;

(c) “Board” means the board of directors of the Issuer;

(d) “Board Observer Agreement” has the meaning set out in subsection 4.7(j);

(e) “Closing” means a completion of an issue and sale by the Issuer and the purchase by the Subscriber of the Units pursuant to this Subscription Agreement on the Closing Date. Closings may occur on one or more dates as the Issuer may determine and upon the completion of certain milestones pursuant to Section 4;

(f) “Closing Date” means a day, as the Issuer may determine within the requirements of the Exchange, for the Closing of each of the First Tranche, the Second Tranche and the Third Tranche. On the Closing Date, the Shares and Warrants will be issued and the certificates representing the Shares and Warrants will be delivered to the Subscriber;

(g) “CSE Issuer” means an issuer which has its securities qualified for listing on the Exchange or which has applied to have its securities qualified for listing on the Exchange;

(h) “Exempt Amount Exemption” means the exemption from the prospectus requirements under Applicable Securities Laws for subscriptions made by non-individual Subscriber of CDN$150,000 paid in cash at the time of Closing and which does not require the Subscriber to be an Accredited Investor;

(i) “Exchange” means the Canadian Securities Exchange, operated by CNSX Markets Inc.;

(j) “Exemptions” means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(k) “Family, Friends and Business Associates Exemptions” means the exemptions from the prospectus requirements found in Sections 2.5 – 2.6.1 of NI 45-106;

(l) “First Tranche” has the meaning set out in subsection 4.3(a);

(m) “First Tranche Purchase Price” has the meaning set out in subsection 4.4;

(n) “fully managed” in relation to an account, means that the Subscriber has the discretion as to the account as contemplated by Applicable Securities Laws;

(o) “International Jurisdiction” means a country other than Canada or the United States;

(p) “material” means material in relation to the Issuer and any subsidiary considered on a consolidated basis;

(q) “material change” means any change in the business, operations, assets, liabilities, ownership or capital of the Issuer and any subsidiary considered on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Issuer’s securities;

(r) “material fact” means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Issuer’s securities;

(s) “misrepresentation” is as defined under Applicable Securities Laws;

(t) “NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions in the form adopted by the securities commissions in all provinces and territories of Canada (a copy is available online at www.bcsc.bc.ca);

(u) “Nomination Right” has the meaning set out in subsection 9.1(e);

(v) “Offering” means the sale by the Issuer of Units of the Issuer on the terms set forth in this Subscription Agreement. There is no minimum aggregate Offering and the Issuer reserves the right to decrease or increase the size of the Offering at its discretion;

(w) “permitted assign” means, for a person that is an employee, executive officer, director or consultant of the Issuer or of a related entity of the Issuer,

(i) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person,

(ii) a holding entity of the person,

(iii) an RRSP or a RRIF of the person,

(iv) a spouse of the person,

(v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person,

(vi) a holding entity of the spouse of the person, or

(vii) an RRSP or a RRIF of the spouse of the person;

(x) “person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization;

(y) “Portfolio Manager” means an adviser who manages the investment portfolio of clients through discretionary authority granted by one or more clients;

(z) “Public Record” means information which has been publicly filed at www.sedar.com by the Issuer under Applicable Securities Laws;

(aa) “Qualifying Jurisdictions” means British Columbia, Alberta and Ontario and certain other jurisdictions referred to in National Instrument 45-102;

(bb) “Regulation D” means Regulation D under the U.S. Securities Act;

(cc) “Regulation S” means Regulation S under the U.S. Securities Act;

(dd) “Schedules” means the schedules attached hereto and forming part hereof and comprising of:

(i) A Accredited Investor Certificate; and

(ii) B Family, Friends and Business Associates Certifications;

(ee) “Share” means a common share without par value in the capital of the Issuer;

(ff) “Second Tranche” has the meaning set out in subsection 4.3(b);

(gg) “Second Tranche Purchase Price” has the meaning set out in subsection 4.4;

(hh) “Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Subscription Agreement, together with applicable published policy statements of the Canadian Securities Administrators, and the rules of the CSE;

(ii) “Subscriber” means the person or persons named as a Subscriber on the execution page of this Subscription Agreement and if more than one person is so named, means all of them jointly and severally;

(jj) “Subscriber’s Nominee” means the person nominated by the Subscriber, from time to time, for appointment and/or election as a director of the Issuer pursuant to Section 4.2(i), and any replacement of any such person from time to time.

(kk) “Subscriber’s Observer” means the person appointed by the Subscriber, from time to time, who shall have the right to attend, in a non-voting, observer capacity, meetings of the Board.

(ll) “Subscription Agreement” or “Agreement” means this subscription agreement between the Subscriber and the Issuer, including all Schedules incorporated by reference, as it may be amended or supplemented from time to time;

(mm) “Third Tranche” has the meaning set out in subsection 4.3(c);

(nn) “U.S. Person” means a U.S. Person as defined in Regulation S (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person;

(oo) “U.S. Purchaser” is (a) any “U.S. Person” as defined in Regulation S, (b) any person purchasing the Units on behalf of any “U.S. Person” or any person in the United States, (c) any person who receives or received an offer of the Units while in the United States, or (d) any person who is or was in the United States at the time the Subscriber’s buy order was made or this Agreement was executed or delivered;

(pp) “U.S. Securities Act” means the Securities Act of 1933, as amended, of the United States of America;

(qq) “United States” means the United States of America, its territories, any State of the United States and the District of Columbia;

(rr) “Units” means units of the Issuer consisting of one Share and one Warrant; and

(ss) “VWAP” has the meaning set out in subsection 4.4.

1.2 Words and phrases which are used in this Subscription Agreement and all Schedules thereto and which are defined in NI 45-106 will have the meaning ascribed thereto in NI 45-106, unless otherwise specifically defined in Section 1.1 of this Subscription Agreement.

2.	Prospectus Exempt Subscription Commitment

2.1 The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) hereby irrevocably subscribes for and agrees to purchase from the Issuer, subject to the terms and conditions set forth herein, that number of Units and at such price as set out in Section 4. Subject to the terms hereof, this Subscription Agreement will be deemed to have been made and be effective only upon its acceptance by the Issuer.

2.2 The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) acknowledges and agrees that the Issuer reserves the right, in its absolute discretion, to reject this subscription for Units, in whole or in part, at any time prior to the Closing Date notwithstanding prior receipt by the Subscriber of a notice of acceptance of this subscription. Upon the Issuer’s acceptance of this subscription, this Subscription Agreement will constitute an agreement for the purchase by the Subscriber from the Issuer, and for the Issuer to issue and sell to the Subscriber, the number of Units set out on the execution page hereof and on the terms and conditions set out herein. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Issuer representing payment for the Units subscribed for herein will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund for that portion of the subscription for the Units which is not accepted will be promptly delivered to the Subscriber by the Issuer without interest or deduction.

3.	Description of Units

3.1 The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that there is no minimum number of Units that must be subscribed for under the Offering for the Offering to close and therefore the subscription amount tendered herewith may be released to the Issuer on the Closing Date notwithstanding the number of Units issued pursuant to the Offering.

3.2 Each Unit is comprised of one Share and one Share purchase warrant (a “Warrant”), with each Warrant entitling the holder thereof to purchase an additional Share (a “Warrant Share”) at an exercise price per Warrant Share equal to the purchase price of the Unit on the Closing in which the Warrant was issued plus 25%. For greater certainty, if the First Tranche Purchase Price is $0.10 then the exercise price of the Warrants issued on the Closing Date of the First Tranche shall be $0.125. The Warrants shall expire 24 months following the Closing Date (the “Expiry Date”). The Issuer has the right to accelerate the Expiry Date to be thirty (30) days following written notice to the holder if during the term the Shares close at or above $0.25 per Share on each trading day for a period of ten (10) consecutive trading days on the Exchange.

3.3 The Subscriber further acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that the Issuer may pay a commission or finder’s fee up to the maximum amount allowable by the policies of the Exchange in connection with the Subscriber’s subscription for Units hereunder.

4.	Closing

4.1 Prior to any Closing, the Subscriber will deliver to the offices of the Issuer aggregate subscription funds and subscription documents completed in accordance with the instructions on the face page of this Agreement. Alternatively, the Subscriber will deliver certified funds to the Issuer at its direction against concurrent delivery by the Issuer of certificates representing the Shares and Warrants. On request by the Issuer, the Subscriber agrees to complete and deliver any other documents, questionnaires, notices and undertakings as may possibly be required by regulatory authorities, stock exchanges and Applicable Securities Laws to complete the transactions contemplated by this Agreement.

4.2 The separate tranche Closings will occur on the Closing Date at which time certificates representing the Shares and Warrants will be available against payment of funds for delivery to the Subscriber as the Subscriber will instruct.

4.3 The Subscriber agrees to subscribe for a number of Units that total of a purchase price of no less than $1,500,000 and which will be completed in three tranches as follows:

(a) a number of Units with an aggregate purchase price of $500,000 shall be purchased upon signing of this Subscription Agreement (the “First Tranche”);

(b) a number of Units with an aggregate purchase price of $500,000 shall be purchased at a time mutually agreed by the Issuer and the Subscriber within 10 days after the acquisition by the Issuer, or its affiliate, of an option to acquire 60% of Golden Harvests, LLC (the “Second Tranche”); and

(c) a number of Units with an aggregate purchase price of $500,000 shall be purchased at a time mutually agreed by the Issuer and the Subscriber within 30 days after the closing of the Second Tranche (the “Third Tranche”).

4.4 The Units purchased under the First Tranche, Second Tranche and Third Tranche shall be sold at a price of $0.10 per Unit.

4.5 The obligations of the Subscriber hereunder are subject to the following conditions being satisfied at or prior to the Closing, which conditions are for the exclusive benefit of the Subscriber and may be waived, in whole or in part, by the Subscriber in its sole discretion:

(a) The representations and warranties of the Issuer contained in this Subscription Agreement shall have been true and correct as of the date of this Subscription Agreement and shall be true and correct in all material respects (or, if qualified by materiality, in all respects) as of each Closing Date with the same force and effect as if such representations and warranties had been made at such time, except for such representations and warranties which are in respect of a specific date or time, in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date or time.

(b) The Issuer shall have fulfilled or complied with all covenants contained in this Subscription Agreement to be fulfilled or complied with by it at or prior to each Closing Date.

(c) Between the date hereof and each applicable Closing Date, there shall not have occurred, in the reasonable judgement of the Subscriber, an adverse material change (as such term is defined under applicable Securities Laws) in the business, assets or financial condition of the Issuer and its Subsidiaries, taken as a whole.

(d) The Issuer shall not be required to obtain shareholder approval of the Offering.

(e) All orders, licenses, approvals, notifications, waivers, consents, or similar authorizations necessary to complete the offer, sale and issuance of the Units, as they relate to Laws applicable in Canada and applicable Securities Laws, shall have been obtained on terms acceptable to the Subscriber, acting reasonably.

(f) The Issuer shall have delivered to the Subscriber a certificate executed by the Chief Executive Officer or the Chief Financial Officer of the Issuer with respect to:

(i) certified copies of (a) the articles and by-laws of the Issuer, (b) and all resolutions of the board of directors of the Issuer (the “Board”) approving the entering into and completion of the transactions contemplated by this Subscription Agreement; and

(ii) the representations and warranties of the Issuer contained in this Subscription Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the applicable Closing Date, with the same force and effect as if made on and as at the applicable Closing Date, except for such representations and warranties which are in respect of a specific date or time in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date or time, after giving effect to the transactions contemplated by this Subscription Agreement.

(g) The issue and sale of the Units shall be exempt from the requirement to file a prospectus and the requirement to deliver an offering memorandum under applicable Securities Laws relating to the sale of the Units, or the Issuer shall have received such orders, consents or approvals as may be required to permit such sale without the requirement to file a prospectus or deliver an offering memorandum.

(h) The completion of the transactions contemplated by this Subscription Agreement comply with all applicable Securities Laws.

(i) The Subscriber’s Nominee shall have been duly appointed to the Board, subject to such nominee qualifying for such appointment under applicable Securities Laws.

(j) the Issuer has taken all action necessary to be taken by it to authorize the execution and delivery of, and the performance by it of its obligations under this Subscription Agreement, and the board observer agreement between the Issuer and the Subscriber to be dated as of the Closing Date for the First Tranche (the “Board Observer Agreement”), and each of this Subscription Agreement and the Board Observer Agreement has been and will be, once entered into, as applicable, duly executed and delivered by it and constitutes a legal, valid and binding obligation of the Issuer enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance and injunctive relief, are available only in the discretion of the applicable court;

(k) The Issuer and the Subscriber shall have entered into the Board Observer Agreement;

(l) The Issuer shall deliver to the Subscriber, at each applicable Closing Date, certificates representing the Shares and Warrants underlying the Units together with evidence satisfactory to the Subscriber that the registers of the Issuer have been updated to reflect such issuance.

(m) The Subscriber shall have received a favourable legal opinion from Miller Thomson LLP (the “Issuer’s Counsel”), dated as of the applicable Closing Date and addressed to the Subscriber in a form acceptable to the Subscriber, acting reasonably, with respect to such matter as would be customary for a transaction of this nature and such other matters as the Subscriber reasonably requests, and provided that the Issuer’s Counsel may rely, as to factual matters only, on certificates of auditors, public officials and officers of the Issuer.

(n) All documentation relating to the offer, sale and issuance of the Units shall be in form and substance satisfactory to the Subscriber, acting reasonably.

5.	Privacy Legislation

5.1 The Subscriber acknowledges and consents to the fact that the Issuer is collecting the Subscriber’s (and any beneficial purchaser for which the Subscriber is contracting hereunder) personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar replacement or supplemental provincial or federal legislation or laws in effect from time to time) for the purpose of completing the Subscriber’s subscription. The Subscriber acknowledges and consents to the Issuer retaining the personal information for so long as permitted or required by applicable law or business practices. The Subscriber further acknowledges and consents to the fact that the Issuer may be required by Applicable Securities Laws, stock exchange rules and/or Investment Industry Regulatory Organization of Canada rules to provide regulatory authorities any personal information provided by the Subscriber respecting itself (and any beneficial purchaser for which the Subscriber is contracting hereunder). The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of all beneficial purchasers for which the Subscriber is contracting. In addition to the foregoing, the Subscriber agrees and acknowledges that the Issuer may use and disclose the Subscriber’s personal information, or that of each beneficial purchaser for whom the Subscriber are contracting hereunder, as follows:

(a) for internal use with respect to managing the relationships between and contractual obligations of the Issuer and the Subscriber or any beneficial purchaser for whom the Subscriber is contracting hereunder;

(b) for use and disclosure to the Issuer’s transfer agent and registrar;

(c) for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to Canada Revenue Agency;

(d) disclosure to securities regulatory authorities (including the Exchange) and other regulatory bodies with jurisdiction with respect to reports of trade and similar regulatory filings;

(e) disclosure to a governmental or other authority (including the Exchange) to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(f) disclosure to professional advisers of the Issuer in connection with the performance of their professional services;

(g) disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Subscriber’s prior written consent;

(h) disclosure to a court determining the rights of the parties under this Subscription Agreement; or

(i) for use and disclosure as otherwise required or permitted by law.

The Subscriber further acknowledges and agrees that the Exchange collects personal information in forms submitted by the Issuer, which will include personal information regarding the Subscriber. The Subscriber agrees that the Exchange may use and publish this information in the manner provided for in their policies which may be viewed at the Exchange website, www.thecse.com. The Subscriber further acknowledges that the Ontario Securities Commission collects personal information in forms submitted to it by the Issuer, including information about the Subscriber, the Subscriber’s address and contact information, and the Subscriber’s subscription. The Subscriber acknowledges that the Ontario Securities Commission is entitled to collect the information under authority granted to it under Applicable Securities Laws for the purpose of administration and enforcement of the Applicable Securities Laws in Ontario. The Subscriber acknowledges that it may obtain information regarding the collection of this information by contacting the Administrative Assistant to the Director of Corporate Finance, Ontario Securities Commission, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3682, Facsimile: (416) 593-8252. The Subscriber consents to the collection of personal information by the Ontario Securities Commission.

6.	Subscriber’s Acknowledgements – Regarding Risk, Restrictions, Independent Advice and Advancement of Subscription Proceeds to the Issuer

6.1 The Subscriber represents and warrants and acknowledges and agrees with (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Subscriber is contracting hereunder) the Issuer that as of the date of this Subscription Agreement and at Closing hereunder:

(a) its decision to execute this Subscription Agreement and purchase the Units agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of the Issuer, and that its decision is based entirely upon its review of information about the Issuer in the Public Record;

(b) no prospectus has been filed by the Issuer with any securities commission or similar authority, in connection with the issuance of the Shares and Warrants, and the issuance and the sale of the Shares and Warrants is subject to such sale being exempt from the prospectus/registration requirements under Applicable Securities Laws and accordingly:

(i) the Subscriber is restricted from using certain of the civil remedies available under such legislation;

(ii) the Subscriber may not receive information that might otherwise be required to be provided to it under such legislation; and

(iii) the Issuer is relieved from certain obligations that would otherwise apply under such legislation;

(c) the Subscriber (or others for whom the Subscriber is contracting hereunder) has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions and it (or others for whom it is contracting hereunder) is solely responsible (and the Issuer is in no way responsible) for compliance with applicable resale restrictions;

(d) to the knowledge of the Subscriber, the sale of the Units was not accompanied by any advertisement;

(e) the offer made by this Subscription Agreement is irrevocable (subject to the right of the Issuer to terminate this Subscription Agreement) and requires acceptance by the Issuer;

(f) this Subscription Agreement is not enforceable by the Subscriber unless it has been accepted by the Issuer and the Subscriber waives any requirement on the Issuer’s behalf to communicate immediately its acceptance of this Subscription Agreement to the Subscriber;

(g) the Units are speculative investments which involve a substantial degree of risk and the Subscriber may lose its entire investment in the Units;

(h) the Subscriber is sophisticated in financial investments, has had access to and has received all such information concerning the Issuer that the Subscriber has considered necessary in connection with the Subscriber’s investment decision and the Subscriber will not receive an offering memorandum or similar disclosure document;

(i) the subscription proceeds will be available to the Issuer on Closing and this subscription is not conditional on any other subscription completing;

(j) no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to, the Units;

(k) the Subscriber acknowledges that the Issuer may complete additional financings in the future which may have a dilutive effect on existing shareholders at such time, including the Subscriber; and

(l) the Issuer will rely on the representations and warranties made herein or otherwise provided by the Subscriber to the Issuer in completing the sale and issue of the Units to the Subscriber.

7.	Subscriber’s Exemption Status

7.1 The Subscriber, by its execution of this Subscription Agreement, hereby further represents, warrants to, and covenants with, the Issuer as of the date of this Subscription Agreement and at Closing hereunder (which representations, warranties and covenants will survive the Closing of the Offering) that the Subscriber is purchasing the Units as principal for its own account, it is purchasing such Units not for the benefit of any other person, and not with a view to the resale or distribution of the Units and one of the following Exemptions applies to the Subscriber:

(a) Family, Friends and Business Associates Exemptions

(i) The Subscriber is a resident of a Province or Territory of Canada other than Ontario, and is:

(A) a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(B) a spouse, parent, grandparent, brother, sister, child or grandchild of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(C) a parent, grandparent, brother, sister, child or grandchild of the spouse of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer,

(D) a close personal friend of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(E) a close business associate of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(F) a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, grandchild, close personal friend or close business associate of a founder of the Issuer,

(G) a parent, grandparent, brother, sister, child or grandchild of a spouse of a founder of the Issuer,

(H) a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (A) to (G), or

(I) a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (A) to (G);

(ii) The Subscriber is a resident of Ontario and is not an investment fund, you have concurrently executed and delivered a Form 45-106F12 – Risk Acknowledgement Form for Family, Friends and Business Associates in the form attached as Appendix 1 to Schedule B and signed by all of the following:

(A) the purchaser;

(B) an executive officer of the Issuer other than the purchaser;

(C) if the purchaser is a person referred to under paragraph 7.1(a)(i)(B), the director, executive officer or control person of the issuer or an affiliate of the issuer who has the specified relationship with the purchaser;

(D) if the purchaser is a person referred to under paragraph 7.1(a)(i)(C), the director, executive officer or control person of the issuer or an affiliate of the issuer whose spouse has the specified relationship with the purchaser;

(E) if the purchaser is a person referred to under paragraph 7.1(a)(i)(D) or (i)(E), the director, executive officer or control person of the issuer or an affiliate of the issuer who is a close personal friend or a close business associate of the purchaser; and

(F) the founder of the Issuer, if the purchaser is a person referred to in paragraph 7.1(a)(i)(F) and (i)(G) other than the founder of the Issuer; and

(iii) you have concurrently executed and delivered a certificate in the form attached as Schedule B attached hereto.

(b) Minimum Amount Exemption

You are not an individual and the aggregate acquisition cost of purchasing the Units will not be less than CDN$150,000 paid in cash at the time of purchase, and the Subscriber has not been created or used solely to purchase or hold the Shares and Warrants in reliance on this Exemption;

(c) Accredited Investor Exemption

(i) The Subscriber is an “Accredited Investor” and the Subscriber has properly completed and duly executed the Accredited Investor Certificate attached to this Subscription Agreement as Schedule A indicating the means by which the Subscriber is an Accredited Investor and confirms the truth and accuracy of all statements made by the Subscriber in such certificate; and

(ii) If you are an individual, you have concurrently executed and delivered Form 45-106F9 – Form for Individual Accredited Investors in the form attached as Appendix 2 to Schedule A hereto; or

7.2	Subscriber Outside of Canada

If the Subscriber is resident in an International Jurisdiction or in the United States, it certifies in particular that it is not resident in Ontario and further acknowledges and certifies that:

(a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

(b) there is no government or other insurance covering the Units;

(c) there are risks associated with the purchase of the Units;

(d) there are restrictions on the Subscriber’s ability to resell the Shares and Warrants and it is the responsibility of the Subscriber to determine what those restrictions are and to comply with them before selling the Shares and Warrants;

(e) the Issuer has advised the Subscriber that the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell the Units through a person registered to sell the Units under Applicable Securities Laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

(f) the Subscriber is knowledgeable of securities legislation having application or jurisdiction over the Subscriber and the Offering (other than the laws of Canada and the United States) which would apply to this Subscription Agreement;

(g) the Subscriber is purchasing the Units pursuant to exemptions from any prospectus, registration or similar requirements under the laws of that International Jurisdiction and or, if such is not applicable, the Subscriber is permitted to purchase the Units, and the Issuer has no filing obligations in the International Jurisdiction;

(h) no laws in the International Jurisdiction require the Issuer to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(i) the Shares and Warrants are being acquired for investment only and not with a view to resale and distribution within the International Jurisdiction.

7.3	Other General Representations Applicable to All Subscribers

The Subscriber represents and warrants to the Issuer that, as of the date of this Subscription Agreement and at Closing hereunder:

(a) the Subscriber has no knowledge of a “material fact” or “material change”, as those terms are defined herein, in respect of the affairs of the Issuer that has not been generally disclosed to the public;

(b) the Subscriber (and, if applicable, any beneficial purchaser for whom it is acting) is resident in the jurisdiction set out under the heading “Name and Address of Subscriber” on the execution page of this Subscription Agreement;

(c) the Subscriber is of legal age and has the legal capacity and competence to enter into and execute this Subscription Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporation, it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Subscription Agreement on behalf of the Subscriber;

(d) the entering into of this Subscription Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(e) the Subscriber has duly and validly authorized, executed and delivered this Subscription Agreement and understands it is intended to constitute a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(f) in connection with the Subscriber’s investment in the Units, the Subscriber has not relied upon the Issuer for investment, legal or tax advice, and has, in all cases sought the advice of the Subscriber’s own personal investment advisor, legal counsel and tax advisers or has waived its rights thereto and the Subscriber is either experienced in or knowledgeable with regard to the affairs of the Issuer, or either alone or with its professional advisors is capable, by reason of knowledge and experience in financial and business matters in general, and investments in particular, of evaluating the merits and risks of an investment in the Units and is able to bear the economic risk of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment in the Units;

(g) no person has made to the Subscriber any written or oral representations:

(i) that any person will resell or repurchase the Shares or Warrants;

(ii) that any person will refund the purchase price for the Units;

(iii) as to the future price or value of the Shares or Warrants; or

(iv) that the Shares or Warrants will be listed and posted for trading on a stock exchange or that application has been made to list and post the Shares or Warrants for trading on a stock exchange, other than the Exchange;

Not a person in the United States or a U.S. Person

(h) The Subscriber represents and warrants that:

(i) the Units are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States and the Subscriber does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(A) the transfer or assignment of any rights or interests in any of the Shares or Warrants;

(B) the division of profits, losses, fees, commissions, or any financial stake in connection with this Subscription Agreement; or

(C) the voting of the Shares; and

(ii) the Subscriber has no intention to distribute either directly or indirectly any of the Shares or Warrants in the United States or to U.S. Persons;

(iii) the Subscriber represents that the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

(iv) the Subscriber is a not a “U.S. Person” and is not purchasing the Units for the account or benefit of any U.S. Person or a person in the United States or for offering, resale or delivery for the account or benefit of any U.S. Person or a person in the United States;

(v) the Subscriber was outside the United States at the time of execution and delivery of this Subscription Agreement within the meaning of Regulation S;

(vi) no offers to sell the Units were made by any person to the Subscriber while the Subscriber was in the United States;

(vii) the Subscriber acknowledges that the Shares or Warrants have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States or to a U.S. Person unless an exemption from such registration requirements is available. The Subscriber understands that the Issuer has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities;

(viii) the Subscriber will not engage in any directed selling efforts (as defined by Regulation S under the U.S. Securities Act) in the United States in respect of the Units, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of conditioning the market in the United States for the resale of the Shares or Warrants; and

Compliance with Resale Laws

(i) the Subscriber will comply with Applicable Securities Laws and, if applicable, Rule 904 of Regulation S concerning the resale of the Shares or Warrants and all related restrictions (and the Issuer is not in any way responsible for such compliance) and will speak and consult with its own legal advisors with respect to such compliance;

Own Expense

(j) the Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel or other advisors retained by the Subscriber) relating to the purchase of the Units will be borne by the Subscriber;

8.	The Issuer’s Representations

8.1 The Issuer represents and warrants to the Subscriber that, as of the date of this Subscription Agreement and at Closing hereunder:

(a) The Issuer has filed all forms, reports, documents and information required to be filed by it, whether pursuant to applicable securities laws or otherwise, with the Exchange (or one of its predecessors) or the applicable securities regulatory authorities (the “Disclosure Documents”). As of the time the Disclosure Documents were filed with the applicable securities regulators and on SEDAR (System for Electronic Document Analysis and Retrieval) (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Disclosure Documents complied in all material respects with the requirements of the applicable securities laws; and (ii) none of the Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Issuer contained in the Disclosure Documents: (i) complied as to form in all material respects with the published rules and regulations under the applicable securities laws; (ii) were reported in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards, as the case may be; and (iii) present fairly the consolidated financial position of the Issuer and its subsidiaries, if any, as of the respective dates thereof and the consolidated results of operations of the Issuer and its subsidiaries, if any, for the periods covered thereby.

(c) There is no “material fact” or “material change” (as those terms are defined in applicable securities legislation) in the affairs of the Issuer that has not been generally disclosed to the public.

(d) The Issuer has the full corporate right, power and authority to execute this Subscription Agreement, and to issue the Shares and Warrants to the Subscriber pursuant to the terms of this Subscription Agreement.

(e) The Issuer is duly qualified to carry on business in each jurisdiction wherein the carrying out of the activities contemplated makes such qualifications necessary.

(f) the Issuer and any subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(g) the Issuer has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Units;

(h) the Issuer and any subsidiaries are the beneficial owners (or have the right to acquire) of the properties, business and assets or the interests in the properties, business or assets referred to in its Public Record and except as disclosed therein, all agreements by which the Issuer or its subsidiaries holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(i) no offering memorandum has been or will be provided to the Subscriber;

(j) the financial statements comprised in the Public Record accurately reflect the financial position of the Issuer as at the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date of the Issuer’s last financial statements except as filed in the Public Record;

(k) the creation, issuance and sale of the Shares and Warrants by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(l) the Shares will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and the Issuer will reserve sufficient shares in the treasury of the Issuer to enable it to issue the Shares and the Warrant Shares;

(m) this Subscription Agreement, when accepted, will have been duly authorized by all necessary corporate action on the part of the Issuer and, subject to acceptance by the Issuer, will constitute a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

(n) neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer’s knowledge no such actions, suits or proceedings have been threatened as at the date hereof, except as disclosed in the Public Record;

(o) no order ceasing or suspending trading in the securities of the Issuer nor prohibiting sale of such securities has been issued to the Issuer or its directors, officers or promoters and to the best of the Issuer’s knowledge no investigations or proceedings for such purposes are pending or threatened; and

(p) except as set out in the Public Record or as otherwise disclosed to the Subscriber, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option for the issue or allotment of any unissued shares of the Issuer or any other security convertible or exchangeable for any such shares or to require the Issuer to purchase, redeem or otherwise acquire any of the issued or outstanding shares of the Issuer.

9.	Covenants of the Issuer

9.1 The Issuer hereby covenants with each Subscriber that it will:

(a) offer, sell, issue and deliver the Units pursuant to exemptions from the prospectus filing, registration or qualification requirements of Applicable Securities Laws and otherwise fulfil all legal requirements required to be fulfilled by the Issuer (including without limitation, compliance with all Applicable Securities Laws in connection with the Offering;

(b) within the required time, file with the Exchange any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials;

(c) the Issuer will use reasonable commercial efforts to satisfy as expeditiously as possible any conditions of the Exchange required to be satisfied prior to the Exchange’s acceptance of the Issuer’s notice of the Offering; and

(d) use its reasonable commercial efforts to obtain all necessary approvals for this Offering.

(e) The Issuer shall take all necessary actions to recommend to its directors and its shareholders that the Subscriber’s Nominee be appointed or elected, as the case may be, to the Board at each meeting of directors called for the purposes of appointing directors or each meeting of shareholders of the Issuer at which directors are to be elected and at such other times as may be required by the Subscriber (the “Nomination Right”).

(f) The Issuer shall take such other reasonable action necessary or advisable to facilitate the appointment to and continuing membership on the Board of the Subscriber’s Nominee.

(g) In the event of any vacancy on the Board created by the removal or resignation of the Subscriber’s Nominee as a result of such nominee’s failure to satisfy the applicable Securities Laws and/or Exchange requirements, such vacancy shall be filled with a new Subscriber’s Nominee, provided that such new nominee satisfies such Securities Laws and TSX requirements.

(h) Notwithstanding any provision in this Agreement, the Nomination Right shall expire and be of no force or effect upon the Subscriber holding less than 5,000,000 Shares.

9.2 Pre-emptive Right

(a) The Issuer grants to the Subscriber a right to purchase any authorized but unissued Shares (“New Shares”) that the Issuer may from time to time propose to issue or sell to any person in an amount such that following the subscription by the Subscriber, the Subscriber is able to maintain its pro rata share of the Issuer based on the percentage of the outstanding Shares owned by the Subscriber immediately prior to the proposed issuance or sale including the amount of any dilution resulting from the issuance of Shares under Section 9.2(i)(iv) (the “Pro Rata Portion”).

(b) The Issuer shall give written notice (an “Issuance Notice”) of any proposed issuance or sale of New Shares to the Subscriber within five Business Days following any meeting of the board of directors of the Issuer at which any such issuance or sale is approved.

(c) The Issuance Notice shall set forth the material terms and conditions of the proposed issuance or sale, including: (i) the number and description of New Shares proposed to be issued; (ii) the proposed issuance date, which shall be at least 20 Business Days from the date of the Issuance Notice; and (iii) the proposed purchase price per share of New Shares and all other material terms of the offer or sale.

(d) The Subscriber shall, for a period of 10 Business Days following the receipt of an Issuance Notice (the “Pre-Emptive Exercise Period”), have the right to elect irrevocably to purchase for cash all or any portion of the Pro Rata Portion of any New Shares on the terms and conditions, including the purchase price, set forth in the Issuance Notice by delivering a written notice to the Issuer (a “Pre-Emptive Acceptance Notice”) specifying the number of New Shares that the Subscriber desires to purchase up to the Pro Rata Portion.

(e) The delivery of a Pre-Emptive Acceptance Notice by the Subscriber shall be a binding and irrevocable offer by the Subscriber to purchase the New Shares described therein. The failure of the Subscriber to deliver a Pre-Emptive Acceptance Notice by the end of the Pre-Emptive Exercise Period shall constitute a waiver of the Subscriber’s rights with respect to the purchase of such New Shares but shall not affect the Subscriber’s rights with respect to any other future issuances or sales of New Shares.

(f) Following the expiration of the Pre-Emptive Exercise Period, the Issuer shall be free to complete the proposed issuance or sale of New Shares described in the Issuance Notice with respect to which the Subscriber waives or fails to exercise the pre-emptive right set forth in this Agreement on terms no less favourable to the Issuer than those set forth in the Issuance Notice; provided that: (i) such issuance or sale shall be closed within 20 Business Days after the expiration of the Pre-Emptive Exercise Period; and (ii) for the avoidance of doubt, the price at which the New Shares are sold to any prospective third party purchaser seeking to purchase the applicable New Shares (a “Prospective Purchaser”) shall be at least equal to or higher than the purchase price described in the Issuance Notice.

(g) If the Issuer has not sold such New Shares within such time period, the Issuer shall not thereafter issue or sell any New Shares without first again offering such shares to the Subscriber in accordance with the procedures set forth in this Subscription Agreement.

(h) The closing of any purchase by any Prospective Purchaser shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Shares in accordance with this Subscription Agreement, the Issuer shall deliver certificates representing the New Shares, free and clear of any mortgage, lien, charge, hypothec or encumbrance, whether fixed or floating, on, or any security interest in, any property, whether real, personal or mixed, tangible or intangible, any pledge or hypothecation thereof, any deposit arrangement, priority, conditional sale agreement, other title retention agreement, capital lease or other security arrangement of any kind and, in respect of any securities, includes an adverse claim (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Issuer shall so represent and warrant to the purchasers thereof, and further represents and warrants to such purchasers that such New Shares shall be, upon issuance thereof to such purchasers and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. The Subscriber shall deliver to the Issuer the purchase price for the New Shares purchased by the Subscriber by certified cheque, bank draft or wire transfer of immediately available funds or in such other medium and manner as agreed between the Issuer and the Subscriber. Each party to the purchase and sale of New Shares shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including entering into such additional agreements as may be necessary or appropriate.

(i) Notwithstanding the foregoing, the pre-emptive right provided to the Subscriber in this subsection 9.2 shall not apply in the event of an issuance of Shares in connection with:

(i) the issuance of incentive securities to purchase or otherwise acquire Shares pursuant to an equity incentive plan and the issuance of Shares on the exercise, conversion or settlement thereof;

(ii) the issuance of any Shares upon the exercise or conversion of any securities currently outstanding;

(iii) the issuance of Shares in a share dividend, capital reorganization or similar transaction where all holders of Shares are treated in an equivalent manner;

(iv) the issuance of Shares in lieu of services to any director, officer, employee or consultant, provided that such issuance shall not exceed 2% of the issued and outstanding Shares in any 12 month period.

(j) Notwithstanding any provision in this Agreement, the pre-emptive right provided in this Section 9.2 shall expire and be of no force or effect upon the Subscriber holding less than 5,000,000 Shares.

10.	Resale Restrictions and Legending of Shares and Warrants

10.1 The Subscriber acknowledges that any resale of the Shares and Warrants will be subject to resale restrictions contained in the Applicable Securities Laws applicable to the Issuer, the Subscriber or any proposed transferee. Subscribers with a Canadian or international address will receive certificates representing the Shares and Warrants bearing the following legend imprinted thereon:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [four months plus one day from the Closing Date]”

10.2 The Subscriber is aware that the Shares or Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that the Shares or Warrants may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Issuer has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Shares or Warrants.

11.	General

11.1 Time is of the essence hereof.

11.2 Neither this Subscription Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

11.3 The parties hereto will execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

11.4 This Subscription Agreement will be subject to, governed by and construed in accordance with the laws of Ontario and the laws of Canada as applicable therein and the Subscriber hereby irrevocably attorns to the jurisdiction of the Courts situate therein.

11.5 This Subscription Agreement may not be assigned by any party hereto.

11.6 Without limitation, this Subscription Agreement and the transactions contemplated hereby are conditional upon and subject to the Issuer receiving the acceptance of the Exchange for this Subscription Agreement and the transactions contemplated hereby.

11.7 The Issuer will be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Issuer of a facsimile copy of this Subscription Agreement will create a legal, valid and binding agreement between the Subscriber and the Issuer in accordance with its terms.

11.8 This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed will be deemed to be an original, and all such counterparts together will constitute one and the same instrument.

11.9 This Subscription Agreement is deemed to be entered into on the acceptance date by Issuer, notwithstanding its actual date of execution by the Subscriber.

11.10 This Subscription Agreement, including, without limitation, the representations, warranties, acknowledgements and covenants contained herein, will survive and continue in full force and effect and be binding upon the parties notwithstanding the completion of the purchase of the Units by the Subscriber pursuant hereto, the completion of the issue of Shares and Warrants of the Issuer and any subsequent disposition by the Subscriber of the Shares or Warrants Shares.

11.11 The invalidity or unenforceability of any particular provision of this Subscription Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Subscription Agreement.

11.12 Except as expressly provided in this Subscription Agreement and in the agreements, instruments and other documents contemplated or provided for herein, including the Board Observer Agreement, this Subscription Agreement contains the entire agreement between the parties with respect to the sale of the Units and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Subscriber, or by anyone else. In the event that execution pages are delivered to the Issuer without this entire Agreement, the Issuer is entitled to assume that the Subscriber, and each beneficial purchaser for whom it is acting, has accepted all of the terms and conditions contained in the parts of this Subscription Agreement that are not returned, without amendment or modification.

11.13 All monetary amounts expressed herein are Canadian Dollars.

[Execution Page Follows]

IN WITNESS WHEREOF the Subscriber has duly executed this Subscription Agreement as of the date first above mentioned.

Name, Address and Telephone Number

Cannabis Growth Opportunity Corporation
(Name of Subscriber - Please type or print)

“Sean Conacher”, Chief Executive Officer
(Signature and, if applicable, Office)

[Redacted for confidentiality]

(Address of Subscriber)

[Redacted for confidentiality]

(City, Province, Postal Code of Subscriber)

[Redacted for confidentiality]

(Telephone number)

[Redacted for confidentiality]

(email address)

If the Subscriber is signing as agent or other person, please complete below with the name, address and telephone number of the beneficial owner of the Units purchased. OR if the Subscriber is a corporation, please complete below with the name, address and telephone number of the beneficial owner of the Subscriber:

(Name of Subscriber - Please type or print)

(Signature and, if applicable, Office)

(Address of Subscriber)

(City, Province, Postal Code of Subscriber)

(Telephone Number)

REGISTRATION AND DELIVERY INSTRUCTIONS

1.	Registration - registration of the single certificate which is to be delivered at Closing should be made as follows: (Registration must reflect legal ownership in accordance with Subscriber’s disclosure made on the execution page and must be in the form required by Subscriber’s broker.)

[Redacted for confidentiality]
(name of registered holder)	(name of beneficial holder & account reference, if applicable)

[Redacted for confidentiality]
(address)

2.	Delivery - please deliver the Share certificate(s) to the following street address (include contact name and contact telephone number):

[Redacted for confidentiality]
(address)

(contact name)	(contact telephone number)

A C C E P T A N C E

The above-mentioned Subscription Agreement is hereby accepted and the terms hereof agreed to by the Issuer and the Subscriber.

DATED the 10th day of February, 2020.

GROWN ROGUE INTERNATIONAL INC.

Per:	“J. Obie Strickler”
Authorized Signing Officer

SCHEDULE A

ACCREDITED INVESTOR CERTIFICATE

(To be completed by Accredited Investors only) Part 1: Accredited Investor (defined in NI 45-106):

The undersigned (the “Subscriber”) hereby confirms and certifies to Grown Rogue International Inc. (the “Issuer”) that the Subscriber is purchasing the Units as principal and that the Subscriber is an “Accredited Investor” as defined in NI 45-106 or Securities Act (Ontario) and is: [check appropriate boxes]

_____	(a)	except in Ontario, a Canadian financial institution, or a Schedule III bank,
_____	(a.1)	in Ontario, a financial institution described in paragraph 1, 2 or 3 of subsection 73.1 (1) of the Securities Act (Ontario),
_____	(b)	except in Ontario, the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),
_____	(b.1)	in Ontario, the Business Development Bank of Canada,
_____	(c)	except in Ontario, a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,
_____	(c.1)	in Ontario, a subsidiary of any person or company referred to in clause (a.1) or (b.1), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,
_____	(d)	except in Ontario, a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,
_____	(d.1)	in Ontario, a person or company registered under the securities legislation of a province or territory of Canada as an adviser or dealer, except as otherwise prescribed by the regulations,
Jurisdiction(s) registered: _________________ Categories of registration: _______________
_____	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),
_____	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),
Name of person with whom Subscriber is or was registered: _______________ Jurisdiction(s) registered: _______________ Categories of registration: _______________
_____	(f)	except in Ontario, the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,
_____	(f.1)	in Ontario, the Government of Canada, the government of a province or territory of Canada, or any Crown corporation, agency or wholly owned entity of the Government of Canada or of the government of a province or territory of Canada,

_____	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,
_____	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,
_____	(i)	except in Ontario, a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,
_____	(i.1)	in Ontario, a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada,
Jurisdiction(s) registered: ________________ Registration number(s): ________________
_____	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000, [If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix II to this Schedule “A”
_____	(j.1)

an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000, [If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix

II to this Schedule “A”

_____	(k)	an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300 000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year, [If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix II to this Schedule “A”
	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000, [If this is your applicable category, you must also complete Form 45-106F9 attached as Appendix II to this Schedule “A”
☒	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,
Type of entity: corporation Jurisdiction and date of formation: Canada
_____	(n)

an investment fund that distributes or has distributed its securities only to:

(i)        a person that is or was an accredited investor at the time of the distribution,

(ii)       a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds], or

(iii)      a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment],

_____	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

_____	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,
Jurisdiction(s) registered: ________________ Registration number(s): ________________
_____	(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,
Jurisdiction(s) registered or authorized: ________________________________ Categories of registration: ________________________________________________
_____	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,
Registration number(s) assigned to subscriber: Name of eligibility advisor or registered advisor: Jurisdiction(s) registered: ________________ Categories of registration: ________________
_____	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) paragraph (i) [and in Ontario, paragraphs (a.1) to (d.1) or paragraph (i.1)] in form and function,
Jurisdiction organized: ________________ Type of entity: ________________
_____	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors [If this is your applicable category, each owner of interest must individually complete and submit to the Company its own copy of this Certificate of Accredited Investor],

Name(s) of owners of interest: ________________________________________________

Type of entity (if applicable): ________________________________________________

Categories of accredited investor: ________________________________________________

_____	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,
Name of advisor: ________________ Jurisdiction(s) registered: ________________ Categories of registration: ________________ Basis of exemption: ________________
_____	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor,
_____	(v.1)	in Ontario, a person or company that is recognized or designated by the Commission as an accredited investor,
Jurisdiction(s) recognized or designated: ________________________________________________

_____	(w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.
Name(s) of settlor: ________________________________________________________________
Name(s) of trustees:
________________________________________________________________ Categories of accredited investor: ________________________________________________

Categories of beneficiaries: ________________________________________________

and for purposes hereof, words and phrases which are used in this Accredited Investor Certificate and which are defined in NI 45-106 will have the meaning ascribed thereto in NI 45-106. Certain definitions that are relevant to qualifications as an “Accredited Investor” are attached hereto as Appendix I. You must review these definitions carefully.

EXECUTED by the Subscriber at 10th day of February, 2020.

If a corporation, partnership or other entity:	If an Individual:

“Sean Conacher”
Signature of Authorized Signatory	Signature

Sean Conacher, Chief Executive Officer
Name and Position of Signatory	Print Name

Cannabis Growth Opportunity Corporation
Name of Purchasing Entity	Jurisdiction of Residence

Canada
Jurisdiction of Residence

APPENDIX I TO SCHEDULE A

DEFINITIONS RELEVANT TO QUALIFICATIONS AS AN ACCREDITED INVESTOR

(a) “Canadian financial institution” means

(i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of the Cooperative Credit Associations Act (Canada), or

(ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b) “control person” has the meaning ascribed to that term in securities legislation except in Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Northwest Territories and Nunavut where “control person” means any person that holds or is one of a combination of persons that hold

(i) a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

(ii) more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(c) “eligibility adviser” means

(i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii) in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

(A) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and

(B) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(d) “executive officer” means, for an issuer, an individual who is

(i) a chair, vice-chair or president,

(ii) a vice-president in charge of a principal business unit, division or function including sales, finance or production,

(iii) an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or

(iv) performing a policy-making function in respect of the issuer;

(e) “financial assets” means cash, securities or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(f) “founder” means, in respect of an issuer, a person who,

(i) acting alone, in conjunction or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii) at the time of the trade is actively involved in the business of the issuer;

(g) “fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(h) “investment fund” has the meaning ascribed thereto in National Instrument 81-106 - Investment Fund Continuous Disclosure except in Ontario where “investment fund” means a mutual fund or anon-redeemable fund;

(i) “person” includes

(i) an individual,

(ii) a corporation,

(iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

except in Ontario where “person” means

(i) an individual,

(ii) a partnership,

(iii) an unincorporated association,

(iv) an unincorporated syndicate,

(v) an unincorporated organization,

(vi) a trust,

(vii) an executor,

(viii) an administrator, and

(ix) a legal representative;

(j) “related liabilities” means

(i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii) liabilities that are secured by financial assets.

(k) “spouse” means, an individual who,

(i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii) in Alberta, is an individual referred to in paragraph (i) or (ii) immediately above or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(l) “subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;

Affiliated Entities and Control

For the purposes of Part 1:

1. An issuer is considered to be an affiliate of another issuer if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

2 A person (first person) is considered to control another person (second person) if

(i) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation,

(ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests in the partnership, or

(iii) the second person is a limited partnership and the general partner of the limited partnership is the first person.

For the purposes of Part 2:

1. A company shall be deemed to be an affiliate of another company if one of them is a subsidiary of the other, or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

2. A company shall be deemed to be controlled by another person or company or by two or more companies if,

(a) voting securities of the first-mentioned company carrying more than 50 per cent of the votes for the election of directors or held, otherwise than by way of security only, by or for the benefit of the other person or company or by or for the benefit of the other companies; and

(b) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned company.

All monetary references are in Canadian Dollars

APPENDIX II TO SCHEDULE A

Form 45-106F9

Form for Individual Accredited Investors

WARNING!

This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: Units, comprised of one Share and one Warrant	Issuer: Grown Rogue International Inc.

SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $________.
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You may not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials
● Your net income before taxes was more than $200,000 in each for the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)

● Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.
● Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the case and securities.
● Either alone or with your spouse, you may have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

Please contact:

Grown Rogue International Inc.

340 Richmond Street West

Toronto, Ontario M5V 1X2

Attn: J. Obie Strickler (obie@grownrogue.com, (503) 765-8108)

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www. securities-administrators.ca

SCHEDULE B

FAMILY, FRIENDS AND BUSINESS ASSOCIATES CERTIFICATIONS

(To be completed by Officers, Directors, Employees, Family, Close Friends and Business Associates Only)

TO: Grown Rogue International Inc.

In connection with the purchase of Units of Grown Rogue International Inc. (the “Issuer”) by the undersigned Subscriber, or if applicable, the principal on whose behalf the undersigned is purchasing as agent, the Subscriber hereby represents, warrants, covenants and ratifies to the Issuer that:

1. The Subscriber is resident in or is subject to the laws of a Province of Canada;

2. The Subscriber is purchasing the Units as principal for its own account;

3. It is (please initial):

___	(a)	a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer; or

___	(b)	a spouse, parent, grandparent, brother, sister, child or grandchild of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer; or

___	(c)	a parent, grandparent, brother, sister, child or grandchild of the spouse of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer; or

___	(d)	a close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer; or

___	(e)	a close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer, or

___	(f)	a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, grandchild, close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) or close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of a founder of the Issuer, or

___	(g)	a parent, grandparent, brother, sister, child or grandchild of a spouse of a founder of the Issuer, or

___	(h)	a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in subsections 3(a) to 3(g) above; or

___	(i)	a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in subsections 3(a) to 3(g) above; or

Please complete the following details of whose relationship is if you have checked any one of items 3(b)to 3(i) above:

(insert name of applicable person)

Length of Relationship

Details of Relationship

Prior Business Dealings, if applicable

4. The Subscriber represents and warrants that the above representations and warranties will be true and correct both as of the execution of this certificate and as of the closing time of the purchase and sale of the Units and acknowledges that they will survive the completion of the issue of the Shares and Warrants.

5. For the purposes hereof, words and phrases used in this representation letter and which are defined in NI 45-106 will have the meaning ascribed thereto in NI 45-106.

6. The undersigned acknowledges that the foregoing representations and warranties are made by the undersigned with the intent that they be relied upon in determining the suitability of the Subscriber as a purchaser of the Units and that this Schedule B is incorporated into and forms part of the Subscription Agreement and the undersigned undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the closing time of the purchase and sale of the Units.

Dated: ____________________, 202___.

Print name of Subscriber

By:
Signature

Print name of Signatory
(if different from Subscriber)

Title

Appendix 1 to Schedule B

Form 45-106F12

Risk Acknowledgement Form for Family, Friend and Business Associate Investors

WARNING!

This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY ISSUER
1. About your investment
Type of securities: Units of the Issuer	Issuer: Grown Rogue International Inc.

SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $ _______.
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment. The information you receive may be limited to the information provided to you by the family member, friend or close business associate specified in section 3 of this form.
3. Family, friend or business associate status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you:	Your initials

A) You are:

1. [check all applicable boxes]

☐ a director of the issuer or an affiliate of the issuer

☐ an executive officer of the issuer or an affiliate of the issuer

☐ a control person of the issuer or an affiliate of the issuer

☐ a founder of the issuer

OR

2. [check all applicable boxes]

☐ a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, (i) individuals listed in (1) above and/or (ii) family members, close personal friends or close business associates of individuals listed in (1) above

☐ a truest or estate of which all of the beneficiaries or a majority of the trustees or executors are (i) individuals listed in (1) above and/or (ii) family members, close personal friends or close business associates of individuals listed in (1) above

B) You are a family member of _________________, who holds the following position at the issuer or an affiliate of the issue: _________________.

You are the _________________ of that person or that person’s spouse.

C) You are a close personal friend of _________________, who holds the following position at the issuer or an affiliate of the issuer: _________________.

You have known that person for _________ years.

4. Your name and signature

By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. You also confirm that you are eligible to make this investment because you are a family member, close personal friend or close business associate of that person identified in section 5 of this form.

First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY PERSON WHO CLAIMS THE PERSONAL RELATIONSHIP, IF APPLICABLE
5. Contact person at the issuer or an affiliate of the issuer

[Instruction: To be completed by the director, executive officer, control person or founder with whom the purchaser has a close personal relationship indicated under sections 3B, C or D of this form.]

By signing this for, you confirm that you have, or your spouse has, the following relationship with the purchaser:

[check the box that applies]

☐ family relationship as set out in section 3B of this form

☐ close personal friendship as set out in section 3C of this form

☐ close business associate relationship as set out in section 3D of this form

First and last name of contact person (please print):

Position with the issuer or affiliate of the issuer (director, executive officer, control person or founder):
Telephone:	Email:
Signature:	Date:
SECTION 6 TO BE COMPLETED BY THE ISSUER
6. For more information about this investment

Please contact:

Grown Rogue International Inc.

340 King Street West

Toronto, Ontario M5V 1X2

Attn: J. Obie Strickler (obie@grownrogue.com, (503) 765-8108)

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www. securities-administrators.ca

Signature of executive officer of issuer (other than the purchaser):	Date: